21001260

SEC Mail Pr... N

MAR 11 2021

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria	Illinois	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan White — 309 699-6786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH GRITZMACHER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 17, 2024

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Midwestern Securities Trading, Company, LLC

Report on Audit of Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

MIDWESTERN SECURITIES TRADING COMPANY, LLC
TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Midwestern Securities Trading Company, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC, as of December 31, 2020 the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Midwestern Securities Trading Company, LLC's management. My responsibility is to express an opinion on Midwestern Securities Trading Company, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Midwestern Securities Trading Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-have been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company, LLC's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 26, 2021

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

	2020
ASSETS	
ASSETS	
Cash and cash equivalents	$ 646,541
Marketable investments	145,403
Receivables from clearing organizations	35,823
Prepaid expenses	18,373
TOTAL CURRENT ASSETS	846,140
PROPERTY AND EQUIPMENT	
Property and equipment, net of accumulated depreciation of $146,541	65,121
OTHER ASSETS	
Goodwill, net of accumulated amortization	2,696,653
Right of use lease	195,342
	3,803,256
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Current maturities of long-term obligations	39,789
Commissions payable	74,479
Accounts payable	57,368
Accrued expenses	3,381
	175,017
LONG-TERM OBLIGATIONS	
Contract payable, less current maturities	2,616,927
Lease obligation	195,342
TOTAL LIABILITIES	2,987,286
MEMBERS' EQUITY	815,970
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,803,256

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
REVENUES	
Security commissions	$ 203,500
Fees for account supervision, investment advisory and administrative services	5,624,195
Revenue from sale of investment company shares	344,593
Other revenue	1,728,559
TOTAL REVENUE	7,900,847
EXPENSES	
Personnel expense	886,920
Commissions	4,896,006
Clearing charges	785,536
Other expenses	1,098,228
TOTAL EXPENSES	7,666,690
OTHER INCOME	
Extinguishment of Debt	176,500
NET INCOME	$ 410,657

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
MEMBERS' EQUITY AT BEGINNING OF YEAR	$	506,998
Net income		410,657
Contributions		-
Distributions		(101,685)
Repurchase Partnership Units		-
MEMBERS' EQUITY AT END OF YEAR		815,970

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	410,657
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation		7,320
Net unrealized gain on marketable investments		(35,826)
Gain on vehicle sale		(2,636)
(Increase) decrease in operating assets		
Receivables from clearing organizations		(8,716)
Prepaid expenses		6,207
Increase (decrease) in operating liabilities		
Commissions payable		(16,272)
Accounts payable		12,986
Net cash provided by (used in) operating activities		373,720
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of vehicle		3,600
Net cash used in investing activities		3,600
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term obligations		(37,326)
Distributions to members		(101,685)
Net cash used in financing activities		(139,011)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		238,309
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		408,232
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	646,541

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income Taxes	$	-
Interest	$	93,253

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
BALANCE AT BEGINNING OF YEAR	$ 2,694,042
Debt incurred	-
Payments on Debt	(37,326)
BALANCE AT END OF YEAR	$ 2,656,716

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(ii) and as a Non-Covered Provision.

b. Cash and Cash Equivalents— The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $0 at December 31, 2020.

c. Revenue Recognition—The Firm earns wealth management and investment brokerage fees from its contracts with customers to manage assets for investment, and or to transact on their accounts. These fees are primarily earned over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management. Fees that are transaction based are recognized at the point in time that the transaction is executed.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts and Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

d. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

e. Receivables from Clearing Organizations— The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2020, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

f. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

g. Property and Equipment— Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years.

h. Income Taxes— The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements. The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2012.

NOTE 2: DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2020.

NOTE 3: RELATED PARTY TRANSCTIONS

The Company is related to Michael Graham Properties by common ownership. The Company rents office space from this related party. The lease is paid on a month-to-month basis. Rents in 2020 amounted to approximately $8,794 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $105,523 for the year ended December 31, 2020.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had adjusted net capital of $670,729, which was $620,729 in excess of its required net capital of $50,000.

NOTE 5: RETIREMENT PLAN

The Company has a 401(k)-retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 4% of his or her compensation for the year. The Company's contribution expense for the year ended December 31, 2020, was $26,765.

NOTE 6: FAIR VALUE MEASUREMENTS

The Firm has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement.

NOTE 7: LONG-TERM OBLIGATIONS

The Firm entered into a long-term contract payable to the trust of a former member for the purchase of his equity in the Firm in the amount of $2,790,360. The purchase price included goodwill of $2,737,600. Monthly payments of $10,810 including interest at 3.42% beginning on June 1, 2017 and continuing through 2056. This obligation is subordinate to any other creditor's claims.

Future obligations under this contract are as follows:

2021- $39,789; 2022- $41,167; 2023- $42,593; 2024- $44,068; 2025- $45,595
Thereafter- $2,443,504

NOTE 8: COMMITMENT & CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the related noted to the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	815,970
plus liabilities subordinated to claims of general creditors		2,656,716
less nonallowable assets from Statement of Financial Condition		(2,780,147)
Net capital before haircuts on securities positions		692,539
Haircuts on securities		(21,810)
Net Capital	$	670,729
Aggregate Indebtedness	$	135,228
Net capital required based on aggregate indebtedness (6-2/3%)		9,015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	620,729

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggregate indebtedness		13,523
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	610,729
Percentage of Aggregate Indebtedness to Net Capital		20.16%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2020, there were no material differences between net capital above and net capital as reported in the Firm's most recently filed Part IIA FOCUS report.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Midwestern Securities Trading Co., LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Midwestern Securities Trading Co., LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
Midwestern Securities Trading Company, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Midwestern Securities Trading Company, LLC and the SIPC, solely to assist you and SIPC in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Midwestern Securities Trading Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the Midwestern Securities Trading Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 26, 2021

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Midwestern Securities Trading Company, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Midwestern Securities Trading Company, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and Non-Covered Firm Provision, and (2) Midwestern Securities Trading Company, LLC stated that Midwestern Securities Trading Company, LLC has met the identified above exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception. Midwestern Securities Trading Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Non-Covered Firm Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 26, 2021

mstc
Midwestern Securities Trading Company, LLC

Main Office
300 E. Washington St., Suite 3
P.O. Box 2528
East Peoria, IL 61611

Business Development Campus
235 Everett St.
P.O. Box 2528
East Peoria, IL 61611

Phone: 309-699-6786 • 1-800-732-8601 • Fax: 309-699-7498

Midwestern Securities Trading Company, LLC is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission {17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d){ 4). To the best of its knowledge and belief, Midwestern Securities Trading Company, LLC states the following:

1. Midwestern Securities Trading Company, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k){2)(ii) for our revenue from our clearing-broker for the year ended December 31, 2020.

   Midwestern Securities Trading Company, LLC also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 -3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts; and during the most recent fiscal year. Midwestern Securities Trading Company, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) {2) of Rule 15c2-4; {2) did not carry accounts of or for customers; and {3) did not carry PAB accounts (as defined in Rule 15c3-3). (Non-Covered Firm Provision).

2. Midwestern Securities Trading Company, LLC has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

2/26/21

Signature & Date

Midwestern Securities Trading Company, LLC

Nathan White, CFO

February 26, 2021